Exhibit 99(a)(7)

CTM Media Holdings, Inc. Commences Issuer Tender Offer

STAMFORD, CT., Nov. 17, 2009 -- CTM Media Holdings, Inc. (OTC Pink Markets: CTMMA, CTMMB) today announced it has commenced a tender offer to purchase up to thirty percent of its outstanding common stock.

CTM Media Holdings is offering to purchase shares of its Class A common stock and Class B common stock, or any combination thereof, up to an aggregate of 2,790,013 shares, representing up to thirty percent (30%) of its total outstanding capital stock, at a price per share of $1.10, for a maximum aggregate purchase price of $3,069,014.

The tender offer is made upon the terms and conditions set forth in the Offer to Purchase dated November 17, 2009, and the related Letter of Transmittal, which have been filed with the Securities and Exchange Commission and are being made available to CTM Media Holdings stockholders.  The offer will expire at 5:00 p.m., New York City Time, on Wednesday, December 16, 2009, unless extended by CTM Media Holdings. Tenders of shares of CTM Media Holdings’ Class A common stock and Class B common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.

In accordance with the rules of the SEC, CTM Media Holdings may purchase up to an additional two percent (2%) of the outstanding shares of either or both classes without amending or extending the tender offer.

CTM Media Holdings has eliminated the previously announced condition that conditioned the tender offer upon tenders of shares equal to or greater than thirty percent (30%) of the total outstanding common stock.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation to buy any shares of CTM Media Holdings Class A common stock or Class B common stock, nor is it a solicitation for acceptance of the tender offer. The tender offer is only being made by, and pursuant to, the terms of the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal, that CTM Media Holdings is distributing to its stockholders. The Offer to Purchase and the related Letter of Transmittal have also been filed today with the SEC as an exhibit to CTM Media Holdings’ Schedule TO and will be mailed to stockholders.  Those documents contain details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data.

CTM Media Holdings stockholders should read the tender offer documents because they contain important information. Stockholders can get the tender offer documents without charge from the website of the SEC at www.sec.gov.

Stockholders will also be able obtain the tender offer documents from CTM Media Holdings without charge by directing a request to CTM Media Holdings, Inc., 11 Largo Drive South, Stamford, Connecticut 06907, Attention: Investor Relations, Telephone: (203) 323-5161.

CTM Media Holdings’ Board of Directors has approved the tender offer. However, neither CTM Media Holdings, nor its board of directors, makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. CTM Media Holdings has not authorized any person to make any such recommendation.

CTM Media Holdings’ directors and executive officers have indicated that they will not tender shares beneficially owned by them into the offer.

About CTM Media Holdings:
CTM Media Holdings, Inc., a Delaware corporation, is a holding company consisting of the following principal businesses:

•	CTM Media Group, our brochure distribution company and other advertising-based product initiatives focused on small to medium sized businesses;

•	Our majority interest in Idea and Design Works, LLC, a comic book and graphic novel publisher that creates and licenses intellectual property; and

•	The WMET-AM radio station in the Washington, D.C. metropolitan area.

Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. These forward-looking statements may use such forward-looking terminology as "expect," "look," "believe," "plan," "anticipate," "may," "will," “intend” or similar statements or variations of such terms or otherwise express views concerning trends and the future.  Such forward-looking statements involve certain risks and uncertainties, including risks cited in reports filed by CTM Media Holdings, Inc. with the Securities and Exchange Commission.  Actual results may differ materially from such forward-looking statements. CTM Media Holdings, Inc. assumes no obligation for updating any such forward-looking statement at any time.

Tender Offer Statement
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares. The tender offer will be made solely by a definitive Offer to Purchase, related Letter of Transmittal and other related documents that CTM Media Holdings is sending to its stockholders. Each stockholder is urged to consult their tax advisor as to the particular tax consequences of the tender offer to such stockholder. The materials have been included as exhibits to CTM Media Holdings’ tender offer statement on Schedule TO, which was filed with the Securities and Exchange Commission. These tender offer materials contain important information that stockholders are urged to read carefully before making any decision with respect to the offer. Investors may obtain copies of these documents for free from the Securities and Exchange Commission at its website (www.sec.gov)

Contact:
CTM Investor Relations:
Les Rozner
lrozner@ctmmedia.com
(203) 323-5161 Ext # 21